SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 November, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

PROTHERICS ANNOUNCES INTERIM RESULTS
FOR SIX MONTHS ENDED 30 SEPTEMBER 2008

Strong revenue growth and significant pipeline development

Recommended all share offer from BTG plc

London, UK, Brentwood, TN, 20 November 2008 - Protherics PLC (“Protherics” or the “Company”), the biopharmaceutical company focused on critical care and cancer, today announces its unaudited interim results for the six months ended 30 September 2008.

Proposed Merger with BTG plc

•	Recommended all share offer from BTG plc to create one of the UK’s leading specialty biopharmaceutical companies:

-	Protherics shareholders offered 0.291 BTG shares for each Protherics share and on completion will own approximately 40.8% of the enlarged company

-	Approved by both Protherics and BTG shareholders at respective EGMs

-	Merger completion expected on 4 December 2008 following Court approval

Financial Highlights

•	Revenues increased by 16% to £17.2m (2007: £14.8m) with underlying revenue growth of 10%, bolstered by the stronger US dollar

•	Gross profit up 13% to £9.3m (2007: £8.2m) with gross margins of 54.2% (2007: 55.4%)

•	R&D expenditure increased, as planned, by 13% to £9.7m (2007: £8.6m) following initiation of several new clinical studies

•	G&A expenses decreased significantly by 23% to £5.1m (2007: £6.7m) due to favourable foreign exchange movements

•	Loss before tax reduced to £5.0m (2007: £6.1m)

•	Net cash decrease of £9.6m (2007: increase of £6.9m) in line with expectations, providing a cash position of £28.1m (2007: £46.9m)

•	Cost reduction programme recently initiated at the manufacturing sites in Wales and Australia

Operational Highlights

•	Voraxaze™:

-

Protherics today announced the start of the submission of a rolling Biologics License Application (BLA) with the Food and Drug Administration (FDA) to seek marketing approval in the US (see separate release)

-	Continued revenue growth from European Named Patient sales and supply under a Treatment Protocol with cost recovery in the US

•	Angiotensin Therapeutic Vaccine:

-	Start of a phase 2a clinical study in June 2008 in hypertension with a formulation which incorporates Protherics’ promising new vaccine adjuvant, CoVaccine HT™

•	Prolarix™:

-	Start of a phase 2a proof-of-concept study in primary liver cancer in August 2008

Commenting on the results, Stuart Wallis, Chairman, said:

“Protherics delivered solid financial results in the first half of the year, with a healthy increase in revenues and gross profits. We continued to make good progress in developing our product pipeline and announced today the start of the submission of a marketing application for Voraxaze in the US. We believe that the proposed merger with BTG, which recently won shareholder approval, will create a new flagship specialty biopharmaceutical company in the UK with the required financial strength and product portfolio to deliver enhanced value to shareholders.”

| Ends |

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950 +44 (0) 7919 480510
Andrew Heath, CEO
Rolf Soderstrom, Finance Director
Nick Staples, Corporate Affairs
Protherics Inc	+1 615 327 1027
Saul Komisar, President

Financial Dynamics
London: Ben Atwell / Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab™ and DigiFab™, approved for sale in the US. The Company has the opportunity to sell these products in the US from October 2010 together with Voraxaze™, a supportive cancer care product, following anticipated marketing approval in the US in 2010. Protherics is also developing a number of other specialist hospital products in the cancer arena.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab™ which has been partnered by AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and, potentially Digoxin Immune Fab, for which licensing partners will be sought in 2009.

For further information visit www.protherics.com .

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

INTERIM STATEMENT

Corporate Overview

Protherics announced on 18 September 2008 a proposed merger with BTG through a recommended all share offer by BTG for the entire issued and to be issued share capital of Protherics. The Independent Directors of Protherics believe that the merger represents an excellent opportunity to create a sustainably profitable specialty biopharmaceutical company. The Board and management recognise that the merger of these two strong companies will create a flagship specialty pharmaceutical company in the UK with the financial capability, product portfolio and depth of pipeline to be a truly competitive player in a global industry.

Protherics shareholders will receive 0.291 BTG shares in exchange for each Protherics share. As a result, Protherics Shareholders will own, on completion, approximately 40.8 per cent. of the enlarged issued ordinary share capital of BTG, giving Protherics’ shareholders an exciting opportunity to benefit from the enhanced growth potential of the enlarged company. While there has been significant uncertainty in the macroeconomic environment and consequent share price volatility in the UK stock market, we are delighted that Protherics shareholders voted in favour of the merger at the two shareholder meetings held on 11 November 2008. Subject to Court approval the transaction will complete on the 4 December.

Protherics has delivered strong financial results during the first half of the current financial year. The performance of the marketed critical care products, CroFab™ and DigiFab™, over the six month period has been pleasing with solid revenue growth reported. Investment in R&D increased as planned and substantial progress was made over the period. This included the commencement of phase 2 clinical studies for Angiotensin Therapeutic Vaccine in hypertension and Prolarix™ for primary liver cancer. Significant work has also been undertaken to support our Voraxaze™ regulatory package and we announced today the start of the submission of a rolling Biologics License Application (BLA) with the Food and Drug Administration (FDA) to seek marketing approval in the US.

Protherics recently initiated a cost reduction programme at its manufacturing sites in Wales and Australia, which is expected to result in approximately 30 redundancies. Further cost reductions are anticipated across the rest of the Company’s operations, once the merger with BTG is complete.

R & D pipeline update: programmes partnered or to be out-licensed

CytoFab ™ - for sepsis resulting from uncontrolled infection

CytoFab is an anti-TNF-alpha polyclonal antibody fragment (Fab) for the treatment of severe sepsis, licensed to AstraZeneca in December 2005. It is estimated that as many as 3 million patients suffer from sepsis globally each year, with a mortality rate in excess of 30%. Treatment options for patients are currently very limited, and with few products in late stage development, there is a major unmet need.

Protherics previously demonstrated encouraging data for CytoFab in a phase 2b study. Following changes made by Protherics to the manufacturing process, AstraZeneca is undertaking an additional two-part phase 2 programme. Results from the first study, designed to assess safety, tolerability, pharmacokinetics and pharmacodynamics, are now expected in mid 2009. With encouraging data, AstraZeneca intends to start a second study as soon as possible to assess both the safety and the efficacy of CytoFab in a larger patient group.

CytoFab revenues of £1.1 million were recognised in the six months ended 30 September 2008 compared to £1.1 million in the corresponding six months period to 30 September 2007.

Angiotensin Therapeutic Vaccine – management of high blood pressure

Angiotensin Therapeutic Vaccine (ATV) has been developed as a potential vaccine therapy for hypertension, more commonly known as high blood pressure. The global market for anti-hypertensive therapies is estimated to be worth around US$30 billion and Protherics believes that a vaccine approach would overcome the considerable problem of patient compliance which exists with current oral therapies.

A new formulation of ATV, incorporating the Company’s proprietary CoVaccine HT adjuvant, is currently being tested in a phase 2a, double-blind, placebo-controlled clinical study in 124 patients with mild to moderate hypertension. The first 12 patients have been dosed successfully and recruitment of the remaining patients into the study will now commence following a positive safety review by the Data Monitoring Committee. Protherics hopes that this study will confirm that the new formulation increases levels of anti-angiotensin antibodies in hypertensive patients and that this results in a reduction in blood pressure. Blood pressure results are expected in the first half of 2009.

Digoxin Immune Fab (DIF) – treatment of pre-eclampsia

Pre-eclampsia is a life-threatening disorder which occurs in 5-8% of the pregnancies in the US and typically requires the early delivery of the baby to prevent the death of the mother. In April 2008 Protherics announced that its placebo-controlled phase 2b Digoxin Immune Fab (DIF; Digibind®, GSK) Efficacy Evaluation in Pre-eclampsia (“DEEP”) study met one of its two primary endpoints and exhibited a favourable safety profile. The results showed that DIF preserved maternal renal function, the first time a drug had shown a clinically significant benefit in the function of a target organ in patients with severe pre-eclampsia. While there was no significant difference seen in this study for the other primary endpoint, the use of antihypertensive drugs, new analyses have revealed potential benefits to the neonate. Protherics continues to assess out licensing opportunities.

R & D pipeline update: specialist hospital products being developed in-house

Voraxaze™ - for the control of high dose methotrexate therapy in cancer

Voraxaze contains an enzyme that breaks down methotrexate. High dose methotrexate is used to treat certain types of cancer. Patients are considered at risk of methotrexate toxicity if they have impaired renal function, which can lead to a delay in methotrexate elimination, or have evidence of delayed elimination based on methotrexate levels.

Voraxaze is an investigational new drug which is currently available in the US under a Treatment Protocol for patients receiving high dose methotrexate (=1g/m2 ) who are experiencing, or at risk of, methotrexate toxicity. Voraxaze is also available in Europe and elsewhere outside the US on a Named Patient basis.

Voraxaze has been granted Fast Track designation by the Food and Drug Administration (FDA) for intervention use, enabling the submission of the Biologics License Application (BLA) application in the US in sections on a rolling basis, rather than all components simultaneously. Protherics today announces that it has submitted the first sections of the BLA for Voraxaze with the FDA in the US. The final part of the application is due to be submitted in Q4 2009, enabling a potential approval in the US in 2010 assuming the FDA awards a Priority Review. Protherics estimates that the global market opportunity for Voraxaze in intervention use is approximately US$25-50 million per annum.

In Europe, revenues for the six months ended 30 September 2008 amounted to £0.9 million (£0.8 million in H1 2007), while US revenues from the recovery of costs authorised by FDA for use of Voraxaze under the Treatment Protocol were £0.6 million (£0.4 million in H1 2007).

OncoGel™ – loco-regional control of solid tumours

OncoGel is a novel, locally-administered, sustained-release formulation of paclitaxel, an established chemotherapeutic agent for the treatment of solid tumours. In January 2008 we initiated a multinational randomized phase 2b study to evaluate OncoGel administered in combination with pre-operative chemoradiotherapy versus pre-operative chemoradiotherapy alone in 124 patients with oesophageal cancer. Preliminary results from the study are expected in 2010.

In March 2008 we initiated a phase 1/2 study of OncoGel in primary brain cancer and, as reported, the Data Safety Monitoring Board recommended continuing the study with a modified protocol. The modified protocol has been agreed with the FDA and further recruitment into the study is continuing. Recruitment of patients into the next dose cohort is expected to be completed in the first half of 2009.

Prolarix ™ – targeted therapy for liver cancer and certain other solid tumours

Prolarix is a targeted prodrug-based chemotherapy in development for the treatment of primary liver cancer (hepatocellular carcinoma, HCC) and with the potential to treat certain other solid tumours. A proof-of-concept phase 2a study of Prolarix was initiated in August 2008 to evaluate tumour response, in addition to safety and tolerability, in 14 patients with non-resectable HCC who have not been treated with sorafenib (Nexavar®, Bayer/Onyx). Results are expected in the first half of 2010.

Acadra™ (acadesine) – selective therapy for B-cell Chronic Lymphocytic Leukemia (B-CLL)

Acadra is a potentially selective treatment for B-CLL which has been shown to cause the death of B-cells whilst sparing T-cells in blood samples from patients with B-CLL. Protherics and its co-development partner, Advancell, initiated a phase 1/2 study with Acadra in patients with recurrent or refractory B-CLL in late 2007. Part I of the study is expected to be completed during 2009, with the intention of providing initial evidence of an effect, with the final study results expected in 2010.

Marketed Products, Business Environment and Financial Update

CroFab ™ – Crotalid (rattlesnake) anti-venom

CroFab (Crotalidae Polyvalent Immune Fab (Ovine)) is a polyclonal antibody fragment (Fab) used to treat mild or moderate envenomation from Crotalid snakes, which include rattlesnakes, found in the US. CroFab sales were £10.9 million in the half year compared to £10.3 million in the corresponding six months to 30 September 2007. Underlying trading in US dollar was marginally down on prior year however this was offset by the strengthening of the US dollar.

DigiFab™ – a digoxin antidote

DigiFab (Digoxin Immune Fab (Ovine)) is an antidote approved in the US to treat patients with life-threatening digoxin toxicity or overdose.  DigiFab revenues were £3.0 million for the period, compared to £1.7 million for the corresponding period in 2007, due to a combination of increased shipments of product to our distributor, Nycomed, and a strengthening US dollar. This was marginally offset by reduction of royalty income generated by Nycomed sales to the wholesale market.

Protherics has submitted responses to all the outstanding issues raised by the MHRA during its assessment of the Marketing Authorisation Application (MAA) for DigiFab in the UK, and expects to hear the outcome of the assessment in early 2009.

ViperaTAb ™ – European viper antivenom

ViperaTAb sales at £0.2 million were in line with sales made in the prior year (2007: £0.2 million).

Impact of US $ exchange rate

The underlying sales performance of the Company’s US derived revenues increased by 9% year on year to US$26.6 million (2007: US$24.5 million). The strengthening of the US dollar to the pound resulted in a more favourable average exchange rate of US$1.89 (2007: US$2.01), such that US derived revenues increased by 16% to £14.1 million (2007: £12.2 million).

Half year to 30 September (IFRS)	2008 US$m	2008 £m	2007 US$m	2007 £m
CroFab	20.4	10.9	20.7	10.3
DigiFab	5.7	3.0	3.5	1.7
ViperaTAb	0.5	0.2	0.3	0.2
Total	26.6	14.1	24.5	12.2

Average exchange rate ($/£)	1.89	2.01

Voraxaze ™, CytoFab™ and Other Revenues

Half year to 30 September (IFRS)	2008 £m	2007 £m
Voraxaze	1.5	1.2
CytoFab	1.1	1.1
Other	0.5	0.3
	3.1	2.6
US Derived	14.1	12.2
Total Revenues	17.2	14.8

Voraxaze revenues increased by 19% over the prior year period due to increases in both its supply under a Treatment Protocol with cost recovery in the US and Named Patient sales outside of the US. CytoFab revenues of £1.1 million for the six months represent a portion of the initial upfront payment of £16.3 million received under the licensing agreement with AstraZeneca, which is being recognised under IFRS over the estimated period through to product approval.

Cost of Sales and Gross Profit

Cost of sales for the six month period was £7.8 million compared to £6.6 million in the corresponding period. Gross margins on manufactured products (excluding milestone and royalty revenues with no associated manufacturing cost) showed a slight decrease over the period as shown in the table below:

Half year to 30 September (IFRS)	2008 £m	2007 £m
Revenues*	15.6	13.6
Cost of Sales	(7.8)	(6.6)
Gross Profit	7.8	7.0
Gross Margin (on manufactured products)	50.0%	51.5%

*Revenues include sales of CroFab, DigiFab, ViperaTAb and Voraxaze

….Despite an increase in Gross Profits, Gross margin has reduced slightly following a change in revenue mix between products and the balance of shipments and royalty revenues.

Research and Development

As planned, R&D expenditure increased to £9.7 million in the half year, from £8.6 million in the prior year, as the Company continued to progress its development pipeline. Significant effort has continued to support Voraxaze marketing submission in the US. In addition, we continue the investment in OncoGel, Prolarix, CoVaccine HT and Angiotensin Therapeutic Vaccine to support the ongoing phase 2 studies.

General and Administrative Expenses

General and administrative expenses have decreased significantly to £5.1 million from £6.7 million after currency effects and lower charges on employee options. Movements in the fair value of currency contracts and gains on inter-group balances and hedging activity have produced a gain of £1.8m compared to a loss of £0.4 million in 2007. Underlying general and administrative expenses have increased in line with expectations.

Finance Income and Costs

Finance income has decreased to £0.7 million from £1.3 million in line with the decreased cash balances and reduced interest rates. Finance costs have remained stable at £0.2 million.

Results Before and After Tax

The Company has an overall tax credit of £0.2 million on a loss of £5.0 million. This credit consists of a £0.1 million UK R&D tax credit and a £0.1 million deferred tax credit.

Balance Sheet

Non current assets of £46.0 million increased from £42.2 million at 31 March 2008 reflecting a milestone payment of $5 million (£2.5 million) which was payable to Glenveigh Pharmaceuticals LLP in accordance with its license agreement, which has increased intangible assets. The increase from £40.8 million at 30 September 2007 to £42.2 million arose as a result of additions to plant, property and equipment.

Current assets at 30 September 2008 were £46.0 million, which shows a decrease from £52.6 million at 31 March 2008. The decrease compared to the prior period is primarily due to a reduced cash balance (down from £37.7 million at 31 March 2008 to £28.1 million at 30 September 2008) following the anticipated investment in research and development expenditure and an increase in working capital, largely a result of increased shipments in September for which payments have subsequently been collected.

The Company’s total liabilities increased from £33.3 million at 31 March 2008 to £36.3 million at 30 September 2008 and compare to £31.6 million in the prior year period. Non current liabilities decreased to £11.8 million at 30 September 2008 from £12.5m at 31 March 2008 as deferred income relating to CytoFab is taken to the income statement. Current liabilities increased to £24.5 million at 30 September 2008 from £20.8 million at 31 March 2008 as trade and other payables increased following increased down payments from Nycomed and increased research and development spend.

Cash Flow

Net cash outflows from operations were £9.1 million in the six month period, compared to an inflow of £8.0 million in the corresponding half year. This is due to reduced trading losses and receipt in the corresponding period last year of a £10.0 million AstraZeneca milestone. Cash and cash equivalents at the end of the period were £28.1 million, down from £37.7 million at 31 March 2008 and £46.9 million 30 September 2007. The decrease follows investment in research and development in the year and significant amounts of cash being included in trade receivables at the period end, which have increased from £2.4 million at 31 March 2008 to £6.7 million at 30 September 2008.

Outlook

Protherics continues to perform in line with expectations, with increasing revenues from marketed products and a broad portfolio of late stage products in development. Important results are expected in the next 6-12 months for a number of key value drivers. We expect blood pressure results of the phase 2a trial of ATV in hypertension in the first half of 2009, along with the results from AstraZeneca’s first phase 2 study of CytoFab in severe sepsis by mid 2009.

The proposed merger with BTG comes at a time of unprecedented volatility in global financial markets. The combination of BTG and Protherics aims to create a new UK flagship specialty biopharmaceutical company with strong fundamentals in terms of cash, revenues, pipeline and experienced management. The recently received shareholder approvals for the Scheme of Arrangement, which were passed at shareholder meetings on 11 November 2008, paves the way for final Court approval and for the merger to become effective on 4 December 2008.

Principle risks and uncertainties

R&D risk

There is always a risk that drugs under development will fail. Potential products may show unacceptable levels of toxicity or may not prove effective in clinical trials, and regulators may not approve marketing applications if the data and the regulatory package are not deemed adequate. In addition, it may not prove possible to attract a suitable out-licensing partner for some of Protherics’ potentially larger market opportunities, which generally need a higher level of investment in phase 3 clinical studies that Protherics may be able to commit from our own resources.

Competitive environment

Some of Protherics’ revenue streams have direct competitors (such as Digibind®, GSK’s competitor to DigiFab). In other cases, alternative technologies may be developed which could compete or prove superior to out other products or product candidates. Protherics also faces competition for possible product acquisitions, in-licensing and out-licensing of marketed products and development programmes.

Intellectual property

Protherics may not be able to secure the necessary intellectual property rights in relation to products in development. Other companies may have patents which limit Protherics’ ability to exploit its R&D efforts and there are risks of challenge to Protherics’ existing patent portfolio.

Regulatory environment

The pharmaceutical industry is heavily regulated. New products will generally need several phases of preclinical and clinical studies before marketing approval and may require approvals in several jurisdictions. It is often difficult to anticipate the requirements of the various regulatory authorities, which can evolve with time, frequently making the approval process more costly and lengthier than initially estimated, or even resulting in the abandonment of an application for approval. The manufacturing of pharmaceutical products is also closely regulated, with frequent inspections from agencies. Failure to maintain the necessary approvals could result in an inability to supply the market, with consequent loss of revenues.

Manufacturing risk

Protherics relies on certain third-party contractors for the supply of key materials and services, such as filling and freeze-drying the end product. The filling and freeze-drying process in particular carries with it risks of failure and loss of product. Problems at contractors’ facilities may result in delays and disruptions in supplies. Some of these materials and services may be available from one source only and regulatory requirements can make the substitution costly and time-consuming. Protherics’ polyclonal antibody products rely on serum produced from our sheep flocks in Australia, which could be subject to disease outbreaks. Protherics also relies on its single site in Wales for supply of manufactured product, with the consequent possibilities for disruption in supplies.

Protherics PLC

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six months ended 30 September 2008

	Notes	Six months ended 30 September 2008	Six months ended 30 September 2007	Year ended 31 March 2008
		£’000	£’000	£’000

Revenue	3	17,202	14,818	26,067
Cost of sales		(7,875)	(6,589)	(12,463)
Gross profit		9,327	8,229	13,604

Administrative expenses
Research and development		(9,742)	(8,638)	(19,138)
General and administrative		(5,142)	(6,695)	(13,684)
Total administrative expenses		(14,884)	(15,333)	(32,822)

Operating loss	3	(5,557)	(7,104)	(19,218)

Finance income		741	1,253	2,382
Finance costs		(190)	(213)	(415)
Loss before tax		(5,006)	(6,064)	(17,251)
Tax	5	213	(159)	509
Loss for the period, attributable to equity shareholders		(4,793)	(6,223)	(16,742)

		Pence	Pence	Pence
Loss per share
Basic and diluted	6	(1.4)	(1.8)	(4.9)

All revenue and results arose from continuing operations.

Protherics PLC

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

for the six months ended 30 September 2008

	Six months ended 30 September 2008	Six months ended 30 September 2007	Year ended 31 March 2008
	£’000	£’000	£’000

Exchange differences on translation of foreign operations	(1,618)	268	236
Net (expense) / income recognised directly in equity	(1,618)	268	236

Loss for the period	(4,793)	(6,223)	(16,742)
Total recognised expense for the period	(6,411)	(5,955)	(16,506)

All recognised income and expense is attributable to equity shareholders.

Protherics PLC

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
at 30 September 2008

	Notes	30 September 2008	30 September 2007	31 March 2008
		£’000	£’000	£’000
Non-current assets
Goodwill		10,991	10,838	10,865
Other intangible assets	7	22,779	19,063	19,119
Property, plant and equipment	8	11,697	10,756	11,884
Deferred tax assets		465	104	345
		45,932	40,761	42,213

Current assets
Inventories	9	9,123	9,697	10,205
Derivative instruments		94	31	-
Tax receivables		18	338	763
Trade and other receivables	10	8,678	5,088	3,975
Cash and cash equivalents		28,094	46,889	37,660
		46,007	62,043	52,603

Total assets		91,939	102,804	94,816

Current liabilities
Trade and other payables	11	23,449	16,640	19,210
Current tax liabilities		-	317	370
Obligations under finance leases		862	1,016	966
Bank overdrafts, loans and other borrowings		159	16	54
Derivative instruments		-	-	170
		24,470	17,989	20,770

Non-current liabilities
Trade and other payables		8,191	9,541	8,670
Borrowings		-	139	141
Convertible loan notes		1,935	2,091	1,971
Obligations under finance leases		1,695	1,853	1,712
		11,821	13,624	12,494

Total liabilities		36,291	31,613	33,264

Net assets		55,648	71,191	61,552

Equity
Share capital	12	6,849	6,787	6,806
Share premium account		137,628	136,026	136,292
Shares to be issued		-	1,417	1,289
Merger reserve		51,163	51,163	51,163
Equity reserve		197	217	203
Cumulative translation reserve		(824)	826	794
Retained earnings		(139,365)	(125,245)	(134,995)
Total equity		55,648	71,191	61,552

Protherics PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six months ended 30 September 2008

	Share capital	Share premium	Shares to be issued	Merger reserve
	£’000	£’000	£’000	£’000

Balance at 1 April 2007	6,783	135,951	1,289	51,163

Currency translation adjustments	-	-	-	-
Net income recognised directly in equity	-	-	-	-
Loss for the period	-	-	-	-
Total recognised gain / (loss) for the period	-	-	-	-

New share capital subscribed	2	46	-	-
Shares to be issued	-	-	128	-
Conversion of convertible loan notes	2	29	-	-
Employee share option scheme: - value of services provided	-	-	-	-
Balance at 30 September 2007	6,787	136,026	1,417	51,163

Balance at 1 October 2007	6,787	136,026	1,417	51,163

Currency translation adjustments	-	-	-	-
Net income recognised directly in equity	-	-	-	-
Loss for the period	-	-	-	-
Total recognised loss for the period	-	-	-	-

New share capital subscribed	2	3	-	-
Shares to be issued	-	-	(128)	-
Conversion of convertible loan notes	17	263	-	-
Employee share option scheme: - value of services provided	-	-	-	-
Balance at 31 March 2008	6,806	136,292	1,289	51,163

Balance at 1 April 2008	6,806	136,292	1,289	51,163

Currency translation adjustments	-	-	-	-
Net expense recognised directly in equity	-	-	-	-
Loss for the period	-	-	-	-
Total recognised loss for the period	-	-	-	-

New share capital subscribed	3	27	-	-
Shares issued as consideration for acquisition of MacroMed Inc.	35	1,254	(1,289)	-
Issue of convertible loan notes	-	-	-	-
Conversion of convertible loan notes	5	55	-	-
Employee share option scheme: - value of services provided	-	-	-	-
Balance at 30 September 2008	6,849	137,628	-	51,163

	Equity reserve	Cumulative translation reserve	Retained earnings	Total
	£’000	£’000	£’000	£’000

Balance at 1 April 2007	220	558	(119,493)	76,471

Currency translation adjustments		268	-	268
Net income recognised directly in equity	-	268	-	268
Loss for the period	-	-	(6,223)	(6,223)
Total recognised gain / (loss) for the period	-	268	(6,223)	(5,955)

New share capital subscribed	-	-	-	48
Shares to be issued	-	-	-	128
Conversion of convertible loan notes	(3)	-	-	28
Employee share option scheme: - value of services provided	-	-	471	471
Balance at 30 September 2007	217	826	(125,245)	71,191

Balance at 1 October 2007	217	826	(125,245)	71,191

Currency translation adjustments	-	(32)	-	(32)
Net income recognised directly in equity	-	(32)	-	(32)
Loss for the period	-	-	(10,519)	(10,519)
Total recognised loss for the period	-	(32)	(10,519)	(10,551)

New share capital subscribed		-	-	5
Shares to be issued	-	-	-	(128)
Conversion of convertible loan notes	(14)	-	-	266
Employee share option scheme: - value of services provided	-	-	769	769
Balance at 31 March 2008	203	794	(134,995)	61,552

Balance at 1 April 2008	203	794	(134,995)	61,552

Currency translation adjustments	-	(1,618)	-	(1,618)
Net expense recognised directly in equity	-	(1,618)	-	(1,618)
Loss for the period	-	-	(4,793)	(4,793)
Total recognised loss for the period	-	(1,618)	(4,793)	(6,411)

New share capital subscribed	-	-	-	30
Shares issued as consideration for acquisition of MacroMed Inc.	-	-	-	-
Issue of convertible loan notes	-	-	-	-
Conversion of convertible loan notes	(6)	-	-	54
Employee share option scheme: - value of services provided	-	-	423	423
Balance at 30 September 2008	197	(824)	(139,365)	55,648

Protherics PLC

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2008

	Six months to 30 September 2008		Six months to 30 September 2007
	£’000	£’000	£’000	£’000

Cash flows from operating activities
Cash (outflow) / inflow from operations		(9,964)		7,712
Income tax paid		-		(258)
Income tax received		821		530
Net cash (outflow) / inflow from operating activities		(9,143)		7,984

Investing activities
Interest received	741		1,253
Proceeds on disposal of property, plant and equipment	-		-
Purchases of property, plant and equipment	(573)		(1,601)
Capital grants received	-		-
Net cash from / (used in) investing activities		168		(348)

Financing activities
Interest paid	(107)		(76)
Interest paid on finance leases	(95)		(118)
Repayment of borrowings	(9)		(44)
Repayment of finance leases	(403)		(521)
Proceeds from issue of shares	30		48
Net cash used in financing activities		(584)		(711)

Net (decrease) / increase in cash and cash equivalents		(9,559)		6,925

Cash and cash equivalents at the beginning of period		37,616		39,989

Effect of foreign exchange rate changes		37		(25)
Cash and cash equivalents at the end of period		28,094		46,889

	Year ended 31 31 March 2008
	£’000	£’000

Cash flows from operating activities
Cash (outflow) / inflow from operations		(126)
Income tax paid		-
Income tax received		282
Net cash (outflow) / inflow from operating activities		156

Investing activities
Interest received	2,382
Proceeds on disposal of property, plant and equipment	2
Purchases of property, plant and equipment	(3,471)
Capital grants received	9
Net cash from / (used in) investing activities		(1,078)

Financing activities
Interest paid	(160)
Interest paid on finance leases	(238)
Repayment of borrowings	(55)
Repayment of finance leases	(1,063)
Proceeds from issue of shares	53
Net cash used in financing activities		(1,463)

Net (decrease) / increase in cash and cash equivalents		(2,385)

Cash and cash equivalents at the beginning of period		39,989

Effect of foreign exchange rate changes		12
Cash and cash equivalents at the end of period		37,616

Protherics PLC

NOTES TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2008

Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 September 2008	Six months ended 30 September 2007	Year ended 31 March 2008
	£’000	£’000	£’000

Loss for the period	(4,793)	(6,223)	(16,742)
Tax	(213)	159	(509)
Finance costs	190	213	415
Finance income	(741)	(1,253)	(2,382)
Operating loss	(5,557)	(7,104)	(19,218)

Adjustments for:
Change in fair value of derivatives	(264)	83	284
Deferred grant income	(53)	(52)	(104)
Share-based payment costs	423	471	1,240
Depreciation of property, plant and equipment	1,140	896	2,076
Amortisation of intangible fixed assets	292	246	498
(Profit) / loss on disposal of property, plant & equipment	(317)	58	134
Operating cash flows before movements in working capital	(4,336)	(5,402)	(15,090)

Decrease in inventories	1,095	1,023	686
(Increase) / decrease in receivables	(4,372)	9,854	11,054
(Decrease) / increase in payables	(2,351)	2,237	3,224
Net cash flows from operating activities	(9,964)	7,712	(126)

Analysis of net debt

	1 April 2008	Cash flow	Exchange movement	Other non-cash changes	30 September 2008
	£’000	£’000	£’000	£’000	£’000

Cash and cash equivalents	37,616	(9,559)	37	-	28,094
Loans – amounts falling due in less than one year	(10)	9	1	(159)	(159)
Loans – amounts falling due in more than one year	(2,112)	-	18	159	(1,935)
Obligations under finance lease and hire purchase obligations	(2,678)	403	-	(282)	(2,557)
	32,816	(9,147)	56	(282)	23,443

Protherics PLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
for the six months ended 30 September 2008

1.      Basis of preparation

The condensed financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 March 2008 which have been prepared in accordance with IFRS as adopted by the European Union. These condensed financial statements were approved by the Board of Directors on 20 November 2008.

The comparative figures for the year ended 31 March 2008 are not the Company’s financial statements for that financial year. Those accounts have been reported on by the Company’s auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The condensed financial statements have not been audited or reviewed pursuant to Auditing Practices Board guidance on review of interim financial information.

2.      Significant accounting policies

The condensed financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments.

The same accounting policies, presentation and methods of computation are followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended 31 March 2008.

3.      Segment information

As at 30 September 2008, the Group is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and out-licensed product royalties.

Six months ended 30 September 2008	Sale, manufacture and development of pharmaceutical products	Out-licensed product royalties	Consolidated
	£’000	£’000	£’000
Revenue
External sales	17,190	12	17,202
Inter-segment sales	-	-	-
Total revenue	17,190	12	17,202

Operating (loss) / profit	(5,568)	11	(5,557)

Finance income			741
Finance costs			(190)
Loss before tax			(5,006)
Tax			213
Loss for the period, attributable to equity shareholders			(4,793)

Six months ended 30 September 2007

Revenue
External sales	14,739	79	14,818
Inter-segment sales	-	-	-
Total revenue	14,739	79	14,818

Operating (loss) / profit	(7,182)	78	(7,104)

Finance income			1,253
Finance costs			(213)
Loss before tax			(6,064)
Tax			(159)
Loss for the period, attributable to equity shareholders			(6,223)

Year ended 31 March 2008

Revenue
External sales	25,843	224	26,067
Inter-segment sales	-	-	-
Total revenue	25,843	224	26,067

Operating (loss) / profit	(19,429)	211	(19,218)

Finance income			2,382
Finance costs			(415)
Loss before tax			(17,251)
Tax			509
Loss for the period, attributable to equity shareholders			(16,742)

4.      Operations in the interim period

A significant proportion of the Group’s expected revenues arise from its CroFab rattlesnake antivenom treatment and is subject to seasonal fluctuations, with peak demand in the first six months of the Group’s financial year caused by the hibernation patterns of such snakes. In the six months to 30 September 2008, the group recognised £10,870,000 of CroFab revenues (six months ended 30 September 2007 £10,297,000) and £5,410,000 for the six months ended 31 March 2008 (twelve months ended 31 March 2008 £15,707,000).

During the six months ended 30 September 2008, the Group is showing greatly reduced general and administrative expenditure when compared to the six months ended 30 September 2007. This is primarily due to the relative weakening of sterling against the US dollar in the current period, which has led to net foreign exchange gains of £1,844,000 being recognised on assets and liabilities denominated in other currencies.

5.     Income tax credit / (expense)

	Six months ended 30 September 2008	Six months ended 30 September 2007	Year ended 31 March 2008
		£’000	£’000
Current tax:
UK current tax	76	199	624
Foreign tax	-	(358)	(351)
Deferred tax	137	-	236
	213	(159)	509

The UK tax credits in the current and prior periods principally arose as a result of research and development expenditure claimed under the Finance Act 2000. The deferred tax credit has arisen as a result of increased losses in an overseas subsidiary.

6.     Loss per share

The calculation of the basic and diluted loss per share is based on the following data:

	Six months ended 30 September 2008	Six months ended 30 September 2007	Year ended 31 March 2008
	£’000	£’000	£’000
Loss
Loss for the purposes of basic loss per share being net profit attributable to equity shareholders of the parent	(4,793)	(6,223)	(16,742)
Effect of dilutive potential ordinary shares	-	-	-
Loss for the purposes of diluted loss per share	(4,793)	(6,223)	(16,742)

Number of shares
Weighted average number of shares for the purposes of basic loss per share	341,235,113	339,234,927	339,541,951
Effect of dilutive potential ordinary shares:
Share options	-	-	-
Weighted average number of ordinary shares for the purposes of diluted loss per share	341,235,113	339,234,927	339,541,951

7.     Intangible assets

In the period to 30 September 2008, additions to intangible assets amounted to $5 million (£2,507,000) arising from a milestone payment due to Glenveigh Pharmaceuticals LLP in accordance with the license agreement as announced on 22 April 2008.

8.     Property, plant and equipment

In the period to 30 September 2008, there were additions to property, plant and equipment of £931,000 (2007: £1,648,000).

9.     Changes in inventories

During the six months ended 30 September 2008, the Group continued to recognise a provision against raw materials, work in progress and finished goods inventory relating to items which relate to research and development programmes where the Group does not consider it probable that it is able to realise economic value from their sale or use. The charge amounted to £691,000 (six months ended 30 September 2007: £1,856,000). If the circumstances that previously caused these inventories to be written down below cost subsequently change and there is clear evidence of an increase in economic value, this provision will be reversed.

10.     Trade and other receivables

During the six months ended 30 September 2008, the Group has recognised significant sales values in the final trading month when compared to the six months ended 30 September 2007. This and the relative strengthening of the US$ against the £ has resulted in the trade receivables balance at 30 September 2008 increasing by £2,722,000 when compared to the balance at 30 September 2007.

11.     Trade and other payables

The Group’s current trade and other payables as at 30 September 2008 have increased when compared to 30 September 2007. This increase arises due to a combination of a recognition of a milestone payable of $5 million (£2,806,000, see note 7), an increase in deferred income on product to be dispatched within the next 12 months largely due to a strengthening of the US$ and increased payables following increased research and development activities.

12.     Share capital

The following shares were issued in the current and prior interim periods:

	Six months to 30 September 2008			Six months to 30 September 2007
	Shares issued	Nominal value	Consideration	Shares Issued	Nominal value	Consideration
	No.	£’000	£’000	No.	£’000	£’000

Issued as consideration for acquisition of MacroMed Inc.	1,741,911	35	1,289	-	-	-
Allotted under share option schemes	167,593	3	30	100,867	2	49
Conversion of convertible loan notes	221,128	5	60	117,200	2	31
	2,130,632	43	1,379	218,067	4	80

13.     Acquisitions and disposals

There were no acquisitions or disposals in the current or prior interim periods.

14.     Commitments and contingencies

The Group leases various buildings under non-cancellable operating agreements with varying terms and renewal rights. The Group also has various other non-cancellable operating lease arrangements.

15.     Related party disclosures

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are therefore not disclosed in this note.

There were no material related party transactions requiring disclosure in the period or the comparable prior period.

16.     Other

Copies of this statement will be posted on the Company’s website www.protherics.com and will be available to the public at the Company's registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QX.

Responsibility Statement

We confirm that to the best of our knowledge:

a)      The condensed set of financial statements has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union;

b)      The interim management report includes a fair review of the information required by the Financial Statements Disclosure and Transparency Rules (DTR) 4.2.7R being an indication of important events that have arisen during the first six months and their impact on the condensed financial statements and description of principal risks and uncertainties for the remaining six months of the year; and

c)      The interim management report includes a fair review of the information required by DTR 4.2.8R being disclosure of related party transactions and changes therein since the last financial statements.

By order of the Board

Andrew Heath	Rolf Soderstrom
Chief Executive Officer	Group Finance Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 November, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director